IsoTis SA - Corporate Governance section of 2004 Annual Report

Introduction

As a company whose shares are traded on the SWX Swiss Exchange, on the Euronext Amsterdam and on the Toronto Stock Exchange, and as a registrant with the United States Securities and Exchange Commission ("SEC"), IsoTis' commitment to corporate governance is guided by the legal and regulatory requirements of Switzerland, the United States, The Netherlands and Canada. This report specifically follows the structure of SWX Swiss Exchange Directive on Information Relating to Corporate Governance.

1. Group structure and shareholders

1.1 Group structure

The shares of IsoTis SA are traded on the SWX Swiss Exchange (ISON - security number 1257252), Euronext Amsterdam (ISON) and the Toronto Stock Exchange (ISO). The market capitalization as at December 31, 2004 amounts to CHF 102,161,001.94.

None of the subsidiaries are listed.

As at 31 December 2004, the group structure comprises the following companies:

Holding Company

Name	Domicile	Share capital
IsoTis SA	Lausanne, Switzerland	CHF 69,973,289*

This is the number of issued and outstanding shares. The Company itself holds 234,067 treasury shares as of December 31, 2004.

IsoTis SA is the holding company and corporate headquarters of the group. The main activities of the company comprise sales and marketing, and administrative activities.

Operating companies

Name	Domicile	Currency	Share capital	held by	% held
IsoTis OrthoBiologics, Inc.	Irvine, California, USA	US$	1,529,507	IsoTis SA	100%
IsoTis NV	Bilthoven, The Netherlands	Euro	793,021	IsoTis SA	100%
IsoTis TE Facility BV	Bilthoven, The Netherlands	Euro	18,000	IsoTis NV	100%

IsoTis OrthoBiologics, Inc. is the active US subsidiary of the group and operational headquarters, comprising sales and marketing, manufacturing, research and development, finance, regulatory and other supporting and administrative functions.

IsoTis NV is the main European operating subsidiary of the group comprising research and development, manufacturing, regulatory and administrative activities. On June 22, 2004 IsoTis SA acquired the remaining 0.14% of the outstanding shares of IsoTis N.V. by cash payment through a legal buy-out procedure under Dutch law, which brings the total percentage held by IsoTis S.A. to 100% at December 31, 2004.

IsoTis TE Facility BV owns land in Heerlen, The Netherlands for the construction of a tissue engineering facility. As part of the reorganization process following the IsoTis/Modex merger in 2002, the Company decided not to complete the construction of the facility. In early 2005 it was decided to sell the property.

Dormant companies

Name	Domicile	Share capital	held by	% held
EpiSource SA	Lausanne, Switzerland	CHF 100,000	IsoTis SA	100%
Modex Therapeutics GmbH	Leipzig, Germany	Euro 25,565	IsoTis SA	100%

On December 15, 2004, all assets of EpiSource SA and other assets of IsoTis relating to the wound care business of EpiSource SA were acquired by DFB Pharmaceuticals, Inc. EpiSource SA has no activities at this time and steps are being taken to liquidate this subsidiary.

The former subsidiary IsoTis USA LLC was cancelled on December 16, 2003.

1.2 Significant shareholders

At December 31 2004, no shareholders were recorded in the share register as holding more than 5% of the shares of the Company. The Company is not aware of any shareholder agreements.

Cross-shareholdings

There are no cross-shareholdings with other companies.

2. Capital structure

2.1 Capital

At December 31, 2004 a summary of the Company's capital structure is as follows:

	2004	2004	2003	2003
	Number of shares	CHF 000	Number of shares	CHF 000
Issued share capital	69,973,289	69,973	69,265,881	69,266
Authorized share capital I not issued	-	-	2,700,000	2,700
Authorized share capital II not issued	-	-	118,599	119
Conditional share capital not issued	6,251,802	6,252	6,959,210	6,959

2.2 Authorized and additional capital

The authorization of the Board of Directors to increase the share capital by a maximum amount of CHF 2,700,000 through the issuance of a maximum of 2,700,000 fully paid-in registered shares with a nominal value of CHF 1 each according article 6 of the Articles of Incorporation (Authorized share capital I) expired on June 19, 2004.

The authorization of the Board of Directors to increase the share capital by a maximum amount of CHF 118,599 through the issuance of a maximum of 118,599 registered shares with a nominal value of CHF 1 each, to be fully paid-in by the contribution in kind of ordinary shares in the capital of the company IsoTis N.V. in Amsterdam (The Netherlands), according to article 6 bis of the Articles of Incorporation (Authorized share capital II) expired on November 20, 2004.

According to article 7 of the Articles of Incorporation, the share capital of the Company shall be increased by a maximum amount of CHF 6,959,210 divided into a maximum of 6,959,210 fully paid-in registered shares with a nominal value of CHF 1 each. The share capital shall be increased by the exercise of option rights to be granted to employees and Board members of the Company and of its subsidiaries according to the Company's stock option plans. The preemptive right of the shareholders to subscribe to the newly issued registered shares for this purpose is withdrawn. Out of those 6,959,210 conditional shares, 707,408 have been issued during the fiscal year 2004. The remaining conditional capital amounted therefore to CHF 6,251,802 as of December 31, 2004.

2.3 Changes in capital

For a description of the movements in the above share capital, please refer to the statement of changes in equity of IsoTis SA.

2.4 Shares and Participation Certificates

The share capital is divided into 69,973,289 registered shares with a nominal value of CHF 1 each, fully paid-in. Each share carries one vote and all shares are equally entitled to dividends. There are no participation certificates.

Bonus certificates

There are no bonus certificates.

Limitations on transferability

The transfer of shares is subject to the approval of the Company. The approval is the responsibility of the Board of Directors, which can delegate such approval to one or several members. Unless it is dissolved, the Company can refuse to approve the transfer of shares and the creation of a usufruct if the acquirer has not expressly declared that he acquires such shares in his own name and for his own account. If the acquirer's name is not entered in the share register as a voting shareholder, he will not be allowed to exercise his voting rights during a general meeting of shareholders; however, in any event he is entitled to receive dividend payments and liquidation proceeds.

Options

In 2002 the Company enacted a stock option plan whereby the Board of Directors may grant up to 7 million options to employees and consultants. At December 31, 2004, a total of 748'198 options had been exercised, 4,552,098 options were outstanding, and 1,699,704 options remained available for issuance under the plan. One option award is the equivalent of one share. See section 2.2 herein.

Options vest based on the terms established in the individual grant agreement. Such terms are established by the remuneration committee and typically range from vesting immediately to vesting over a period of four years. Certain options issued under the plan are subject to profit-retribution provisions. Such provisions entitle the Company to receive a portion of the profits upon sale of the shares to a third party, calculated as the difference between the total proceeds from the sale of shares, and the aggregate exercise price. The portion of any profits to be remitted to the Company decreases ratably over a period of three years. Options generally expire over a period of 4 to 6 years, or upon earlier termination of employment with the Company. There are no convertible bonds or warrants.

A summary of stock option activity for the business years 2003 and 2004 is as follows:

	Number of Options	Weighted Average Exercise Price
Balance at January 1, 2003	2,783,322	CHF 1.90
Granted	2,425,835	CHF 1.12
Forfeited	(204,283)	CHF 1.72
Exercised	(40,790)	CHF 1.60
Balance at January 1, 2004	4,964,084	CHF 1.54
Granted	313,000	CHF 2.45
Forfeited	(17,578)	CHF 1.69
Exercised	(707,408)	CHF 1.08
Balance at December 31, 2004	4,552,098	CHF 1.68

The following table summarizes information about the Company's stock options outstanding at December 31, 2004:

	Outstanding Options at December 31, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Option Price	Exercisable Options
CHF 1.00	1,047,300	5.03	CHF 1.00	990,128
CHF 1.01 - 1.50	600,000	5.01	CHF 1.28	177,455
CHF 1.51 - 2.00	696,850	2.26	CHF 1.62	600,850
CHF 2.01 - 2.50	1,927,948	2.94	CHF 2.02	1,927,948
CHF 2.51 - 3.00	169,500	5.54	CHF 2.67	12,500
CHF 3.01 - 3.31	110,500	5.59	CHF 3.17	25,000
Outstanding at end of year	4,552,098	3.75	CHF 1.68	3,733,881

3. Board of Directors

Board members

At December 31, 2004 the Board of Directors comprised the following non-executive members:

Members	Position	Nationality	Date Elected	Expiration of Term
James Trotman	Chairman	Canadian	October 27, 2003	AGM 2006
Aart Brouwer	Vice-Chairman	Dutch	November 20, 2002	AGM 2005
Darrell Elliott	Director	South African	October 27, 2003	AGM 2006
Henjo Hielkema	Director	Dutch	November 20, 2002	AGM 2005
Daniel Kollin	Director	American	October 27, 2003	AGM 2006

Chairman James Trotman was Chief Executive Officer of GenSci Regeneration Sciences, Inc. from 1992 to January 2000 and president of GenSci Regeneration from 1992 to March 1999, before becoming chairman of the Board following the merger on October 27, 2003.

During 2004, Patrick Aebischer and Jacques Essinger left the Board. Jean-Pierre Boucher was elected on May 19, 2004, and deceased on September 22, 2004.

Section 708 par.1 of the Swiss Code of Obligations requires that a majority of Board members be Swiss citizens domiciled in Switzerland. Exemption from this rule was obtained by decision of the Swiss Federal Office of Justice of October 18, 2002.

Section 708 par. 2 of the Swiss Code of Obligation requires that at least one member of the Board of Directors authorized to represent the Company be domiciled in Switzerland. At December 31, 2004, Aart Brouwer is the only Director domiciled in Switzerland. He was granted sole signatory powers further to the death of Jean-Pierre Boucher.

Other activities and functions

James S. Trotman, M.D., Chairman

Dr. Jim Trotman joined the board on October 27, 2003 as Chairman. Previously, he was Chief Executive Officer of GenSci Regeneration from 1992 to January 2000 and President of GenSci Regeneration from 1992 to March 1999, before becoming Chairman of the Board following the merger on October 27, 2003. In addition, he acts as private consultant to other unrelated biotechnology companies.

Aart Brouwer, Vice-Chairman

Aart Brouwer joined IsoTis NV's Supervisory Board in May 2002 and was Chairman of IsoTis S.A.'s Board of Directors from November 20, 2002 until October 27, 2003. He was until 2002 Vice President Europe for Amgen Inc., a leading biotechnology company. Mr. Brouwer has held a range of senior marketing and management functions in the global pharmaceutical and biotech industries. In 2000, Mr. Brouwer founded BioNetwork, a consultancy firm based in Switzerland.

Darrell Elliott

Darrell Elliott joined the board on October 27, 2003. He was previously a director of GenSci Regeneration Sciences. Mr. Elliott has been the Managing Director and Senior Vice President of MDS Capital Corporation since August 1999 and President of MDS Ventures Pacific Inc since January 2000. Mr. Elliott has over 30 years of private equity investing and analogous operating experience in several countries and is a director of a number of unrelated public and private companies as follows: Chromos Molecular Systems Inc., Inex Pharmaceuticals Corporation, Aderis Inc., Neuromed Pharmaceuticals Corporation, Neuromed Technologies, Inc., Cognetix, Inc., Phytogen Life Sciences Inc, Protiva Biotherapeutics Inc., Adnavance Technologies Inc. Paracelsus Corp., Medical Innovations Management Corporation, Altura Growth Fund (EVCC) Inc., MDS Ventures Pacific Inc., Isuma Strategies Inc., Calyx Capital Advisers Inc.

Henjo Hielkema

Henjo Hielkema joined the IsoTis NV Supervisory Board in 2000 and became a member of the IsoTis S.A. Board of Directors on November 20, 2002. Mr. Hielkema was until 2000 Vice-Chairman of the Executive Committee of Fortis (one of the largest bank and insurance groups in the Benelux). During his career, Mr. Hielkema has held a number of executive positions at the financial services group Fortis and other financial institutions. Mr. Hielkema currently holds the following positions on Boards of other companies: Chairman of the board of Sligro Food Group, N.V., member of the board of V. Wijnen N.V., member of the supervisory board of Autoriteit Financiele Markten, Rijksmuseum van Oudheden, World Wildlife Fund, Nijenrode Foundation, and Accenture Foundation.

Daniel Kollin

Daniel Kollin joined IsoTis' board on October 27, 2003. Before that he was a director of GenSci Regeneration Sciences. Mr. Kollin is the Managing Director of Biomed Capital Group, Ltd., a strategic and business advisory firm, since January 1990; and worked in other areas of the financial industry before that. Mr. Kollin is also a board member of American BioMedica Corporation.

Cross-involvement

There are no cross-involvements between members of the IsoTis Board of Directors and Executive Committee and board members and officers of any other listed company.

Elections and terms of office

According to the Articles of Association, the General Meeting of Shareholders elects each individual member of the Board for three years. Directors may be reelected. The time of the first election and the remaining term of office for each member of the Board of directors are disclosed under 3.1 above.

Board organization

The organization of the Board is regulated by the Organizational Rules ("OR") of the Company, which entered into force on 19 December 1997 and were amended on March, 27 2002, April 15, 2003, September 9, 2004 and December 9, 2004. These OR comply with article 716b of the Swiss Code of Obligations and Article 22 of the Company's Articles of Incorporation.

The Board of Directors meets as often as the business requires, but at least four times a year at regular intervals. During 2004, the Board met six times. Decisions were also taken by conference call and circular resolutions. On average, quarterly board meetings last four hours and conference call meetings last one hour.

The Board has three sub-committees:

1. Audit Committee (composition as of December 31, 2004)

Henjo Hielkema - Chairman

Darrell Elliott

Daniel Kollin

The Audit Committee assists the Board of Directors in fulfilling its responsibilities with respect to the oversight of the Company accounting and financial reporting practices. The chairman of the audit committee is responsible for preparing and managing the meetings and assuring timely provision of pertinent data. He also follows up on the management's execution of decisions of the board. He ensures that members of management are available at board meetings if required for questions and further explanations.

The audit committee is responsible for

  evaluation of the systems of internal control;

  review and assessment of consolidated and statutory financial statements, including discussion of these statements with the auditors;

  recommending whether the board can adopt the financial statements for presentation to the shareholders;

  assessing the performance of the auditors, including their independence.

The Committee meets at least twice per year, of which once with the external auditors exclusively. During 2004, the Committee met three times.

2. Compensation Committee (composition as of December 31, 2004)

James Trotman - Chairman

Aart Brouwer

Darrell Elliott

The Compensation Committee assists the Board of Directors in reviewing and approving the Company's compensation policies and programs for all employees and executives in order to retain and attract employees needed for ensuring the competitiveness and long term success of the business.

The Committee meets at least twice per year. During 2004, the Committee met three times.

3. Corporate Governance Committee (composition as of December 31, 2004)

Darrell Elliott - Chairman

Henjo Hielkema

James Trotman

The Corporate Governance Committee assists the Board of Directors in reviewing and approving the policies and guidelines for the company's overall governance, including the constitution and independence of the Board of Directors, the functions to be performed by the directors, the committees and for all employees, executives and directors in order to ensure compliance with applicable rules and regulations.

The Committee meets at least twice per year. During 2004, the Committee met two times.

3.6 Definition of areas of responsibility

The Board of Directors is the ultimate executive body of the Company and has the responsibility for the overall direction, supervision and control of the Company. To the extent permitted by law, in particular article 716 and 716 b CO, the Board has delegated the preparation and implementation of its resolutions and the management to the Executive Committee and a Management Team. Some important actions including acquisitions, divestitures and major investments require the prior consent of the Board of Directors.

3.7 Information and control instruments vis-à-vis the management board

During the Board meetings, management updates the Board on the basis of a previously distributed agenda and written information. Decisions are taken where appropriate and needed. Minutes of the meeting are prepared by the secretary and put for approval at the next Board meeting.

4. Management Organization

Management Team

As of December 31, 2004, the Management Team of the Company comprised the following four members:

Pieter Wolters	Chief Executive Officer (as of July 1, 2004); Chief Financial Officer (until January 30, 2005)
James P. Abraham	Vice President Sales
William A. Franklin	Vice President Operations
John F. Kay	Chief Scientific Officer

Robert J. Morocco joined the Management Team as Chief Financial Officer on February 1, 2005. The Management Team carries out the strategic and operative day-to-day management of the Company upon delegation of the Board. The Management Team meets on a regular basis, at least twice per month.

The Executive Committee focuses on strategic corporate matters and meets regularly, at least twice per month. Until July 1, 2004 the Executive Committee comprised the CEO, CFO, CSO and President International. From September, 2004 the Executive Committee comprised the CEO and CFO. Every month the CEO submits to the board a written report providing an operational update.

Pieter Wolters, Chief Executive Officer

Pieter Wolters was appointed Chief Executive Officer of IsoTis S.A. on July 1, 2004. Prior to becoming Chief Executive Officer, he was member of IsoTis S.A.'s executive committee and Chief Financial Officer from 2002. He was Chief Executive Officer of IsoTis N.V. in 2002 at the time of the merger of IsoTis and Modex. He joined IsoTis N.V. in 1997. As Chief Financial Officer, Mr. Wolters assisted IsoTis N.V. in raising capital in excess of EURO100 million through private equity rounds and IsoTis N.V.'s EURO80 million initial public offering in 2000. Prior to joining IsoTis, between 1992 and 1997, he gained international acquisitions and listing experience in different corporate finance positions at Rodamco, the public global real estate company of Dutch Robeco Group. He received a law degree from Leiden University, The Netherlands in 1989, and he advised clients on international tax law in the Amsterdam and Paris offices of an international law firm from 1989 until 1992. Mr. Wolters is of Dutch nationality and a resident of the US.

Robert J. Morocco, CPA, Chief Financial Officer

Robert J. Morocco was appointed Chief Financial Officer of IsoTis S.A. on February 1, 2005. Mr. Morocco was previously the Chief Financial Officer at Opus Medical Inc., a privately held sports medicine company that was recently acquired by ArthroCare Corporation. Prior to joining Opus Medical Inc., Mr. Morocco served as Executive Vice President and Chief Financial Officer for A-Med Systems, Inc. He also served as Chief Financial Officer for Orthopaedic Biosystems Inc., now part of Smith & Nephew, and Director of Finance and Corporate Controller for Sensory Science Corp., a publicly traded entity. Mr. Morocco began his career at Deloitte & Touche LLP and is a certified public accountant. He is of American nationality and a resident of the US.

James P. Abraham, Vice President Sales

Jim Abraham was appointed Vice President Sales of IsoTis OrthoBiologics, Inc. on November 1, 2004. Prior to joining the Company, Mr. Abraham was with Regeneration Technologies, Inc. from 1998 to 2002, most recently as Vice President, Business Development, Marketing, and Sales. Mr. Abraham has worked in the orthopedics industry for more than 20 years. From 1994 to 1998, he held executive positions at Sulzer Orthopedics Ltd. and Encore Medical Corporation. Mr. Abraham is of American nationality and a resident of the US.

William A. Franklin, Vice President Operations

Bill Franklin was appointed Vice President Manufacturing of IsoTis OrthoBiologics, Inc. in April 2004 and became Vice President Operations in April 2005. Mr. Franklin started his career in Quality Control and Assurance in the early 1970s. Mr. Franklin has held operations positions with Allergan Optical Inc., Interpore Cross International, Inc., and Artecel Sciences, Inc. Mr. Franklin is of American nationality and a resident of the US.

John F. Kay, Ph.D., Chief Scientific Officer

John Kay is American and has been Chief Scientific Officer of IsoTis OrthoBiologics, Inc. since October 2003. He was the Vice President of Research and Product Development of GenSci from 2001 to 2003. He was the founder, President and Chief Executive Officer of Bio-Interfaces, Inc. from 1987 to 2001 and cofounder and Director of Research and Development, Calcitek, Inc. from 1981 to 1987. Dr. Kay is of American nationality and a resident of the US.

There is no management contract between the Company and companies or individuals not belonging to the group.

4.2 Other Activities and Interests

Not applicable.

5. Compensation of the Board of Directors and Management

5.1 Content and method of determining the compensations and of the shareholding programs

Each non-executive Board member receives a fixed amount of $20,000 for preparing for and attending four to five meetings per annum, plus a per diem for time spent travelling to meetings, and for participation required by phone or attending additional meetings. The Chairman has a more active role by being in contact with the Chief Executive Officer and Chief Financial Officer on a regular basis, which justifies an elevated compensation of $40,000. For special committee membership (audit committee, compensation committee, corporate governance committee), a Board member receives an additional $5,000 annually. During 2004 Board members were entitled to choose to receive their remuneration in Euros or US dollars. In 2005 such remuneration payments will be in US dollars.

The Management Team's remuneration comprises salary and participation in the employee stock option plan. Annually, remuneration of senior management is reviewed in light of performance. Changes to remuneration, if applicable, are approved by the board based on recommendations from the compensation committee.

5.2 Compensations for acting members of governing bodies

During 2004, the total remuneration of the non-executive members of the Board amounted to $290,360.

During 2004, the total remuneration of the executive members of the Board and the members of senior management amounted to $1,786,617. This amount does not include the amount of CHF 480,001 ($407,041) paid as severance to our former Chief Executive Officer whose functions terminated during 2004. The President International was paid a severance of CHF 30,000 in March 2005 in consideration of termination of his employment agreement.

Compensation for former members of governing bodies

During 2004, there was no compensation conferred by the Company or one of the group companies that directly or indirectly benefited members of the Board of Directors or members of the Management whose functions terminated during the preceding years.

Shares allotted in the year under review

There were no shares issued to the executive members of board other than those resulting from the exercise of options. There were no shares issued to the non-executive members of the board in 2004.

Share ownership

As at December 31, 2004 the current five non-executive members of the Board, and parties closely linked to them, own 24,806 shares in the Company and the five members of the Management, and the parties closely linked to them, own 128,036 shares in the Company. As at April 14, 2005, excluding share options, all of the directors and members of senior management had direct or beneficial ownership of less than 1% of the outstanding shares.

The shares held by the members of the Board and of the Management, as well as the parties closely linked to such persons as at December 31, 2004, are disclosed below.

Shares
Non-Executive members of the Board of Directors
James Trotman	22,006
Aart Brouwer	-
Darrell Elliott	-
Henjo Hielkema	2,800
Daniel Kollin	-
Members of Management
Pieter Wolters	86,236
James Abraham	-
William Franklin	-
John Kay	41,800
Total number of Shares	152,842

Options

As at December 31, 2004, the members of the management (as well as the parties closely linked to them) held a total of 1,250,960 options in the Company, and the non-executive members of the Board of Directors (as well as the parties closely linked to them) held a total of 469,354 options in the Company.

The options held by the executive and non-executive members of the Board and by senior management, as well as the parties closely linked to such persons as at December 31, 2004, are disclosed below.

	Options	Exercise Price (CHF)	Expiry Date
Non-executive members of the Board
James Trotman	328,474	1.00	10/10/09
Aart Brouwer	42,000 50,000	2.02 3.01	12/12/06 10/10/07
Darrell Elliott	24,440	1.00	10/10/09
Henjo Hielkema	-	-	-
Daniel Kollin	24,440	1.00	10/10/09

Members of senior management
Pieter Wolters	231,000 200,000	2.02 1.28	12/12/06 10/01/07
James Abraham	-	-	-
William Franklin	25,000	1.81	06/11/08
John Kay	219,960 5,000	1.00 2.63	10/10/09 03/01/08
Total number	1,150,314

Additional honorariums and remunerations

No honorariums or other remunerations exceeding half of their remuneration have been billed to the Company or one of the issuer's group companies by any members of the Board of directors or the management board or parties closely linked to such persons for additional services performed during the year under review.

Loans granted by governing bodies

No guarantees, outstanding loans, advances or credits have been granted to members of the Board of Directors or to the management board or to parties closely linked to such persons.

Highest total compensation

During 2004, the highest remuneration of an individual member of the Board of Directors amounted to CHF 1,028,689, not including the value of the options granted. This amount comprised CHF 480,001 paid as severance and CHF548,688 paid as remuneration.

6. Shareholders' participation rights

Voting-rights restrictions and representation

Each share grants one vote in the General Meeting of Shareholders. Voting rights may only be exercised by shareholders entered in the Company share register as voting shareholder. As per the Swiss Code of Obligations and the Articles of Association of the Company, the Board of Director may refuse to approve the transfer of shares and to enter the acquirer in the share register as a voting shareholder if the acquirer has not expressly declared that he acquires such shares in his own name and for his own account. The voting rights of treasury shares held by the Company are suspended. There are no other voting-rights restrictions. Shareholders can be represented with a written proxy by other shareholders or by third parties. The representation by a representative of the Company, by banks or by an Independent Proxy, in accordance with Article 689 c and article 689 d of the Swiss Code of Obligations, remains reserved.

Statutory quorums

Resolutions, elections and re-elections of the General Meeting of Shareholders require the absolute majority of the nominal value of the shares represented, except for the specific resolutions provided by section 704 of the Swiss Code of Obligations where the super-majority of at least two thirds of the votes represented and the absolute majority of the nominal value of shares represented is required.

Convocation of the general meeting of shareholders

The Annual General Meeting of Shareholders (AGM) takes place within six months after the close of the financial year. A personal invitation including a detailed agenda and the motions proposed by the Board of Directors is published in the Swiss Official Gazette of Commerce at least 20 days prior to such meeting, and by letter sent to all shareholders recorded in the Company share register.

Extraordinary general meetings of Shareholders are called by the Board of Directors whenever the Board of Directors deems it useful or necessary, or at the request of one or several shareholders representing at least one tenth of the share capital. The Auditors are also entitled to call a meeting if necessary.

Agenda

Shareholders individually or jointly holding IsoTis shares with an aggregate par value of at least CHF 1 million have the right to propose that a specific item be put on the agenda and voted upon at the next general meeting of shareholders. Requests of items to be placed on the agenda must include the actual motions proposed by such Shareholders, together with a short explanation. The Board of Directors formulates an opinion on the proposals, which is published together with the proposed motions. There is no time deadline specified for the submission of shareholder proposals, however the proposals should be addressed to the Board of Directors within a reasonable period of time in order for the proposal to be included in the agenda.

Registrations in the share register

Notices to the general meeting of shareholders generally state that the share register will be closed and no transfer of shares recorded within a defined period, which shall not exceed twenty days before the date of the meeting.

7. Changes of control and defense measures

Duty to make an offer

According to the Articles of Association, whoever, directly, indirectly or acting in concert with third parties, acquires equity securities such that such person's stake, together with the securities that he already owns, thereby exceeds the threshold of 40% of the voting rights of the Company, regardless of whether such rights are exercisable, shall be required to present a bid for all of the listed equity securities of the Company (Opting-up according to article 32 of the Swiss Federal Law on Stock Exchange and Securities Trading).

Clauses on changes of control

The employment agreement of Chief Executive Officer Pieter Wolters includes a clause on change of control, providing that the Company will pay a severance payment to the Employee equal to 12 months base salary including holiday allowance, excluding further emoluments, as paid during the last 12 months of the employment at the moment of the change of control.

Auditors

Duration of the mandate and term of office of the lead auditor

The shareholders approve the appointment of the external auditors each year for a term of one year at the AGM. They elect in addition special auditors for the specific verifications required for the increase of the share capital pursuant to article 26 par. 5 of the Articles of Association.

Ernst & Young were assigned the mandate to serve as group auditors for the IsoTis Group. They were first appointed statutory auditors of IsoTis SA (formerly Modex Thérapeutiques SA) when the Company was incorporated on June 23, 1996. The current mandate was extended one year at the last AGM held on May 19, 2004. The auditor-in-charge, Mr Mark Hawkins, first took responsibility for the audit for the year-end ending December 31, 2001.

BDO Visura, Lausanne was assigned the mandate to serve as special auditors. They were first appointed at the last AGM held on May 19, 2004.

8.2/8.3 Auditing and additional honorarium(s)

During 2004, the total remuneration paid to the auditors for the audit and other services was as follows:

Audit Fees

The aggregate fees for 2004 and 2003 audit services provided to IsoTis S.A. and its subsidiaries by Ernst & Young were approximately $591,000 and $535,000, respectively. Such fees related to its audits of our 2004 and 2003 financial statements prepared in accordance with US GAAP.

Audit-Related Fees

Audit-related services provided to IsoTis S.A and its subsidiaries by Ernst & Young for 2003 amounted to approximately $10,000, consisting of audits of carve-out financial statements for divested operations. There were no audit-related services provided to IsoTis S.A. and its subsidiaries by Ernst & Young in 2004.

Tax Fees

Fees for tax-related compliance and tax planning services provided to IsoTis S.A. and its subsidiaries by Ernst & Young during 2004 and 2003 were approximately $50,000 and $15,000, respectively.

All Other Fees

No other services were provided by Ernst & Young during 2004 and 2003.

In total, fees for services of $641,000 and $560,000 were provided to IsoTis S.A. and its subsidiaries by Ernst & Young in 2004 and 2003, respectively. In 2004 and 2003, approximately 92% and 97% of these fees were audit or audit-related.

The audit committee has considered the nature of the above-listed services provided by Ernst & Young and determined that they are compatible with their provision of independent audit services. The audit committee has discussed these services with Ernst & Young and management to determine that they are permitted under the Code of Professional Conduct of the American Institute of Certified Public Accountants and the auditor independence requirements of the U.S. Securities and Exchange Commission.

We have implemented procedures to ensure full compliance with the provisions of the Sarbanes-Oxley Act of 2002, including restrictions on the services which may be provided by Ernst & Young. The Audit Committee believes that these restrictions would have had no significant effect on the nature and scope of services provided by Ernst & Young in 2004 and 2003, nor on our ability to procure accounting, tax or other professional services as required.

The audit committee has adopted the following procedure for pre-approving audit services and other services to be provided by the Company's independent auditors: specific services are pre-approved from time to time by the committee or by the committee chairman on its behalf. As to any services approved by the committee chairman, the approval is made in writing and is reported to the committee at the following meeting of the committee.

8.4 Supervisory and control instruments vis-à-vis the auditors

The audit committee has the duty to select, evaluate and propose to the Board of directors the external auditors, to review the terms of their engagement, to evaluate their independence, objectivity and effectiveness and to discuss with the external auditors the result of the audits, unusual items or disclosures contained in the audit. The audit committee reviews and discusses the annual financial statements of the Company and the Group as well as the auditors report, and it makes recommendations to the Board of Directors regarding their approval. In 2004 the audit committee met with the auditors three times.

Information policy

The Company has a policy of keeping its shareholders and the investment community up-to-date regarding significant developments in its business operations. This is primarily achieved through regular press releases, quarterly and annual financial reports and the Company's website www.isotis.com.

The Investor Relations Department can be reached at IsoTis SA, Rue de Sébeillon 1, 1004 Lausanne, telephone +41216206000; fax +41216206060; e-mail: investor.relations@isotis.com